UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Blueknight Energy Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

09625U109
(CUSIP Number)

Solus Alternative Asset Management LP
430 Park Avenue, 9th Floor
New York, New York 10022
Attention:	Colette Klisivitch,
Chief Compliance Officer

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Patrick D. Sweeney, Esq.

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09625U109

1.	Name of Reporting Persons: Solus Alternative Asset Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,570,000 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,570,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

14.	Type of Reporting Person (See Instructions): IA

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.

(2) Based upon a total of 21,890,224common units outstanding as of March 11, 2011 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

CUSIP No. 09625U109

15.	Name of Reporting Persons: Solus GP LLC

16.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

17.	SEC Use Only

18.	Source of Funds: AF

19.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

20.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	21.	Sole Voting Power: 0

	22.	Shared Voting Power: 1,570,000 (1)

	23.	Sole Dispositive Power: 0

	24.	Shared Dispositive Power: 1,570,000 (1)

25.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

27.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

28.	Type of Reporting Person (See Instructions): OO

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP LLC, as the general partner of Solus may also be deemed the beneficial owner of such Common Units.

(2) Based upon a total of 21,890,224 common units outstanding as of March 11, 2011 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

CUSIP No. 09625U109

29.	Name of Reporting Persons: Christopher Pucillo

30.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

31.	SEC Use Only

32.	Source of Funds: AF

33.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

34.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With	35.	Sole Voting Power: 0

	36.	Shared Voting Power: 1,570,000 (1)

	37.	Sole Dispositive Power: 0

	38.	Shared Dispositive Power: 1,570,000 (1)

39.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

40.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

41.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

42.	Type of Reporting Person (See Instructions): IN

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP LLC (“Solus GP”), as the general partner of Solus, and Christopher Pucillo, as the managing member of Solus GP may also each be deemed the beneficial owner of such Common Units.

(2) Based upon a total of 21,890,224 common units outstanding as of March 11, 2011 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

This Amendment No. 5 (this “Amendment”) reflects changes to the information in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2011 by Solus Alternative Asset Management LP (“Solus”) a Delaware limited partnership registered with the SEC, Solus GP LLC (“Solus GP”), a Delaware limited liability company, which serves as the general partner to Solus, and Christopher Pucillo (“Pucillo”, and together with Solus and Solus GP, the “Reporting Persons”), the managing member of Solus GP, relating to the Common Units of Blueknight Energy Partners, L.P. (the “Issuer”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on January 20, 2011 by the Reporting Persons with the SEC, as further amended and/or supplemented by Amendment No. 2 to Schedule 13D filed on February 2, 2011, as further amended and/or supplemented by Amendment No. 3 to Schedule 13D filed on March 4, 2011 by the Reporting Persons with the SEC, as further amended and/or supplemented by Amendment No. 4 to Schedule 13D filed on March 21, 2011 by the Reporting Persons with the SEC (as amended, the "Schedule 13D").  Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following after the eighth paragraph thereof:

The Second Refinancing Meeting took place on March 22, 2011 as scheduled.

As described in Item 6 below, on April 28, 2011, Solus entered into a Non-Disclosure Agreement (the “Second NDA”) with the Issuer and the General Partner, a copy of which is filed as Exhibit 99.8 hereto and is incorporated herein by reference.  The Second NDA was entered into in anticipation of additional meetings to be held prior to May 12, 2011 among the Issuer, General Partner, Solus and other major investors of the Issuer, to discuss the refinancing and recapitalization of Blueknight (the “Additional Refinancing Meetings”).  Pursuant to the Second NDA, Solus agreed, among other things,  to maintain confidential certain non-public information pertaining to the Issuer and its affiliates made available to Solus. A summary of the Second NDA is set forth in Item 6 below and is incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following the second paragraph thereof:

In anticipation of the Additional Refinancing Meetings, on April 28, 2011, Solus entered into the Second NDA with Issuer and the General Partner, pursuant to which Solus agreed, among other things, to maintain confidential certain non-public information pertaining to the Issuer and its affiliates made available to Solus.  In addition, under the Second NDA Solus agreed that for a period beginning on April 28, 2011 and ending on May 12, 2011 (the “Lock-Up Period”), unless Issuer specifically consents in writing, Solus and its controlled affiliates will not, directly or indirectly, effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, any sale (including any short-sale) or acquisition of any equity securities (or beneficial ownership thereof) or acquisition of assets of the Issuer or its controlled affiliates.  The Issuer, in its turn, agreed under the Second NDA to not file, prior to the expiration of the Lock-Up Period, a proxy statement with the SEC relating to the Unitholder Meeting (defined in the Global Transaction Agreement) unless specifically consented to in writing by Solus.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description
99.1
Joint Filing Agreement, dated as of January 12, 2011, by and among Solus Alternative Asset Management LP, Solus GP LLC and Christopher Pucillo (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on January 12, 2011 by the Reporting Persons with the SEC)

99.2
Letter to Blueknight Energy Partners, L.P., dated January 12, 2011 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on January 12, 2011 by the Reporting Persons with the SEC)

99.3
Letter to Solus Alternative Asset Management LP, dated January 18, 2011 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on January 18, 2011 by the Issuer with the SEC)

99.4
Letter to Blueknight Energy Partners, L.P., dated January 19, 2011 (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed on January 20, 2011 by the Reporting Persons with the SEC)

99.5
Letter to Blueknight Energy Partners, L.P., dated February 2, 2011 (incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed on February 2, 2011 by the Reporting Persons with the SEC)

99.6
Non-Disclosure Agreement, effective as of March 1, 2011, among Blueknight Energy Partners, L.P., Blueknight Energy Partners G.P., L.L.C. and Solus Alternative Asset Management LP (incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed on March 4, 2011 by the Reporting Persons with the SEC)

99.7
Amendment to Non-Disclosure Agreement, dated as of March 21, 2011, among Blueknight Energy Partners, L.P., Blueknight Energy Partners G.P., L.L.C. and Solus Alternative Asset Management LP (incorporated herein by reference to Exhibit 99.7 to the Schedule D filed on March 21, 2011 by the Reporting Persons with the SEC)

99.8	Non-Disclosure Agreement, dated as of April 28, 2011, among Blueknight Energy Partners, L.P., Blueknight Energy Partners G.P., L.L.C. and Solus Alternative Asset Management LP (furnished herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated:	April 29, 2011
SOLUS ALTERNATIVE ASSET MANAGEMENT LP

By: SOLUS GP LLC

/s/ Christopher Pucillo
Christopher Pucillo
Managing Member

SOLUS GP LLC

/s/ Christopher Pucillo
Christopher Pucillo
Managing Member

/s/ Christopher Pucillo
CHRISTOPHER PUCILLO